SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

14 May 2009
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 14 May, 2009

                   re: Director/PDMR Shareholding

The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	Secretary’s department Lloyds Banking Group plc 25 Gresham Street London EC2V 7HN
14 th May, 2009

Lloyds Banking Group plc (the “Company”)

Notification of transaction by person discharging managerial responsibilities

On 11 May, 2009, one capitalisation issue share for every 40 Lloyds Banking Group ordinary shares held at close of business on 8th May, 2009, were acquired for the following persons' discharging managerial responsibilities and their connected persons (PDMR):

Name of individual	Number of shares
Ms. Joanne Dawson	3,929
Ms. A.S. Risley	415
Ms C.F. Sergeant	1,263
Mr. C.M. Wiscarson	3,158
Mrs. G. Wiscarson	104

The notification relates to a transaction notified to the Company today by the PDMR, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

                                                                                                                                                                                                                                                                                         Lloyds Banking Group plc is registered in Scotland no. 95000
Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  14 May, 2009